Hilton Group plc

03 AUG 18 AM 7:21

Ref: 82-1571

Ladbroke Group PLC


03029324

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM PUTNAM INVESTMENT MANAGEMENT, LLC AND THE PUTNAM ADVISORY COMPANY, LLC (TOGETHER "PUTNAM") THAT THE BENEFICIAL INTERESTS OF PUTNAM'S CLIENTS ON 17 JULY 2003 DECREASED TO 78,856,892 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 4.99% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

dlw 8/18

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S ALL-EMPLOYEE SHARE OWNERSHIP PLAN ("THE PLAN") WHICH WAS AUTHORISED BY SHAREHOLDERS ON 25 MAY 2001 AND APPROVED BY THE INLAND REVENUE IN THE UK:

DIRECTOR	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	38	19	1,504
BRIAN WALLACE	38	19	1,504
CHRISTOPHER BELL	38	19	1,504

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 AUGUST 2003 AT 199.25P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED